             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
                      (AMENDMENT NO. 10)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
        UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                  BHC Communications, Inc.
                      (Name of Issuer)


       Class A Common Stock, par value $0.01 per share
               (Title of Class of Securities)


                         055448-10-4
                       (CUSIP Number)


         __________________________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

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CUSIP No. 055448-10-4         13G       Page 2 of 5 Pages


1)   Name of Reporting Person: Chris-Craft Industries, Inc.
     SS or IRS Identification No. of Above Person:

              IRS Identification No. 94-1461226

2)   Check the Appropriate Box if a Member of a Group*

(a)  [   ]

(b)  [   ]

3)   SEC Use Only .........................................

4)   Citizenship or Place of Organization:  Delaware


                    5)  Sole Voting Power: 18,010,000
Number of               shares of Class A Common Stock
Shares
Beneficially        6)  Shared Voting Power: NONE
Owned by
Each Reporting      7)  Sole Dispositive Power: 18,010,000
Person with             shares of Class A Common Stock

                    8)  Shared Dispositive Power: NONE

        9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person:

                  18,010,000 shares of Class A Common Stock

        10)  Check Box if the Aggregate Amount in Row 9 Excludes
             Certain
             Shares*...............................................

        11)  Percent of Class Represented by Amount in Row 9: 80.0%

        12)  Type of Reporting Person*:
                  CO


        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a).     Name of Issuer:
               BHC Communications, Inc.

Item 1(b).     Address of Issuer's Principal Executive
               Offices:
               767 Fifth Avenue
               New York, New York 10153

Item 2(a).     Name of Person Filing:
               Chris-Craft Industries, Inc. ("Chris-Craft")

Item 2(b). Address of Principal Business Office or, if none,
               Residence:

               767 Fifth Avenue
               New York, New York 10153

Item 2(c).     Citizenship: Delaware

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value
              $0.01 per share ("Class A Stock")

Item 2(e).     CUSIP Number:  055448-10-4

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the
               person is a: Inapplicable.
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Item 4.   Ownership.

(a)     Amount Beneficially
        Owned                           18,010,000 (1)

(b)     Percent of Class (at
        December 31, 1999)                   80.0%

(c)     Number of shares as
        to which such person
        has:

        (i)  sole power to
        vote or to direct
        the vote                        18,010,000 (1)

        (ii)  shared power
        to vote or to direct
        the vote                        NONE

        (iii)  sole power to
        dispose or to direct
        the disposition of              18,010,000 (1)

        (iv)  shared power to
        dispose or to direct
        the disposition of              NONE
        __________________

        (1) Includes 18,000,000 shares issuable upon conversion of 18,000,000 shares of Class B Common Stock (100% of the Class).

        Item 5.   Ownership of Five Percent or Less of a Class:
                  Inapplicable.

        Item 6. Ownership of More than Five Percent on Behalf of Another Person: Inapplicable.

        Item 7.   Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company:
                  Inapplicable.

        Item 8.   Identification and Classification of Members of
                  the Group:  Inapplicable.
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        Item 9.   Notice of Dissolution of Group:  Inapplicable.

        Item 10.  Certification:  Inapplicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2000       CHRIS-CRAFT INDUSTRIES, INC.


                              By:/S/WILLIAM D. SIEGEL
                                   William D. Siegel
                                   Executive Vice President